# Interim Results – 31 December 2005

15 February 2006

**Chip Goodyear**     Chief Executive Officer

**Chris Lynch**     Chief Financial Officer



# Disclaimer

The views expressed here contain information derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. Any forward looking information in this presentation has been prepared on the basis of a number of assumptions which may prove to be incorrect. This presentation should not be relied upon as a recommendation or forecast by BHP Billiton.

Nothing in this release should be construed as either an offer to sell or a solicitation of an offer to buy or sell shares in any jurisdiction.

**bhpbilliton**

# Interim Results – 31 December 2005

**Chip Goodyear**    Chief Executive Officer



# Highlights – six months ended December 2005

- **HSEC** – 12 month rolling Classified Injury Frequency Rate of 4.4
- **Record half year earnings**
    - Underlying EBITDA up 42% to US$8.0 billion
    - Underlying EBIT up 43% to US$6.7 billion
    - Attributable profit of US$4.4 billion and earnings per share of 72 US cents, up 48% and 51%, respectively
- **Underlying EBIT margin increased** to 42%[1] and a **solid ROCE** of 31%
- **WMC integration complete** and savings ahead of forecast
- **Five major projects approved**.  Current pipeline 25 projects, US$14.4 billion of investments
- **Interim dividend increased 30% to 17.5 US cents per share**, consistent with outlook and higher earnings and cash flow
- Board approved **US$2 billion capital management programme**

(1)      Refer to slide 41 for further details.

**bhpbilliton**

# Interim Results - 31 December 2005

**Chris Lynch**       Chief Financial Officer



# Highlights

| Half year ended December (US$M) | 2005 | 2004 | % Change |
|---|---|---|---|
| Revenue (with JV share of revenue) | 18,172 | 15,207 | +20 |
| Underlying EBITDA | 7,971 | 5,619 | +42 |
| Underlying EBIT | 6,671 | 4,665 | +43 |
| EBIT – Profit from operations | 6,259 | 4,369 | +43 |
| Attributable profit | 4,364 | 2,953 | +48 |
| Net operating cash flow | 4,308 | 3,197 | +35 |
| EPS (US cents) | 72.1 | 47.7 | +51 |
| Underlying EBITDA interest cover (times) | 40.1 | 46.6 | -14 |
| Dividends per share (US cents) | 17.5 | 13.5 | +30 |

bhpbilliton

# Underlying EBIT by Customer Sector Group

| Half year ended December (US$M) | 2005 | 2004 | % Change |
|---|---|---|---|
| Petroleum | 1,436 | 1,265 | +14 |
| Aluminium | 406 | 449 | -10 |
| Base Metals | 1,893 | 1,040 | +82 |
| Carbon Steel Materials | 2,275 | 991 | +130 |
| Diamonds & Specialty Products | 261 | 406 | -36 |
| Energy Coal | 205 | 296 | -31 |
| Stainless Steel Materials | 374 | 337 | +11 |
| Group & Unallocated Items | (131) | (92) | |
| Exploration & Technology | (48) | (27) | |
| **BHP Billiton (Total)** | **6,671** | **4,665** | **+43** |

bhpbilliton

## Total volume variance US$370 million[1] (includes new business[2])

US$M



**Legend:** ☐ Organic Growth ☐ Acquisitions

Copper 235
Nickel 114
Iron Ore 27
Energy Coal 25
Diamonds (10)
Manganese (21)
Met Coal (40)
Other 40

(1) Organic growth from existing businesses is calculated at Dec 04 margins.

(2) Volume component of WMC acquisitions US$300m is included. US$35m of integration and exploration costs are excluded.

bhpbilliton

# Underlying EBIT analysis
## Half year ended Dec 05 vs half year ended Dec 04



# Cost impact on underlying EBIT
## Half year ended Dec 05 vs half year ended Dec 04



Total cost variance    - US$(795) million

US$M

Raw Materials/ Fuel & Energy (175)
Non Cash (155)
Labour & Contractors (150)
Maintenance (95)
Mining/ Grade (85)
Business Develop (40)
Distribution & Demurrage (35)
Other (60)

**bhpbilliton**

# WMC integration complete

- Integration of assets and functions successfully completed

- 430 people have departed the organisation, expect close to 500 in total

- Record half year production at Nickel West and Southern Cross Fertiliser

- Final annualised cost efficiencies expected to exceed A$180 million versus original estimate of A$115 million

- Final one-off cost to achieve cost efficiencies estimated at A$103 million versus original estimate of A$120 million

**bhpbilliton**

# Net finance costs, taxation and attributable profit

| Half year ended December (US$M) | 2005 | 2004 |
|---|---|---|
| **Underlying EBIT** | **6,671** | **4,665** |
| JV net finance costs | (59) | (76) |
| JV tax expense | (353) | (220) |
| **EBIT - Profit from operations** | **6,259** | **4,369** |
| Net finance costs | (215) | (192) |
| **Profit before tax** | **6,044** | **4,177** |
| Tax expense | (1,616) | (1,113) |
| Minorities | (64) | (111) |
| **Attributable profit** | **4,364** | **2,953** |

**bhpbilliton**

# Interim Results – 31 December 2005

**Chip Goodyear**     Chief Executive Officer



# Industry cost and capacity pressures

"Show us the money: workers cash in on skills crisis"

"No relief in site for miners – project delays and cost pressures unlikely to ease in the short term"

"Australia….has $420 billion worth of projects in the pipeline"

"Developing new metals deposits gets tougher"

"Skills shortage and poor infrastructure hamper South African growth"

"Caterpillar sales rise in midst of supply troubles"

"Rising expenses force mining players to dig deeper "

"Industry scrambles for workers: New exploration and aging workforce fuel demand, experts say"

bhpbilliton

# Deep inventory of growth projects



**BROWNFIELD**

As at 15 February 2006
Size of bubble indicates proposed capital expenditure; bold outer border signifies sanctioned project.

$US 200M

Zamzama Phase 2

Atlantis North

BMA Phase 2

Douglas – Middelburg

Koala UG

NWS T5

Worsley DCP

Yabulu

Esc'da Sulphide

Alumar

Samarco

NWS Angel

WA Iron Ore RGP 4+

Blackwater CPP

WA Iron Ore RGP 2

WA Iron Ore RGP 3

Worsley E&G

CY2006    2007    2008    2009    2010    2011

Spence

Stybarrow

Pyrenees

Shenzi

Neptune

Atlantis South

Ravensthorpe

Maruwai

- Alumina
- Base Metals
- Iron Ore
- Met. Coal
- Diamonds
- Energy Coal
- Nickel
- Petroleum

**GREENFIELD**

bhpbilliton

# Chinese copper, nickel, aluminium and iron ore demand and its % share of world demand

'000 tonnes



Data: BHP Billiton

'000 tonnes



Data: INSG

'000 tonnes



Data: Brook Hunt, CRU

million tonnes



Data: IISI, China Customs, CRU, Tex, Clarksons & BHP Billiton

**bhpbilliton**

# Demand growth continues

- China
  - GDP growth 9.9% for CY2005
  - All major commodities showing consumption growth
  - Government macro controls to stay in place
- US
  - Economic outlook remains robust
  - Advanced Energy Initiative announced
- Japan
  - Japanese economy stronger than expected
  - Recovery looking sustainable
- Europe
  - Economy beginning to stir
  - Jobs and spending critical to recovery



BHP Billiton Sales to China (US$m)

| FY 02 | H1 03 | H2 03 | H1 04 | H2 04 | H1 05 | H2 05 | H1 06 |
|-------|-------|-------|-------|-------|-------|-------|-------|
| 371 | 431 | 785 | 1,075 | 1,357 | 1,588 | 2,407 | 2,946 |

## Positive medium term outlook

bhpbilliton

# Cash flow priorities lead to further capital management initiatives

- Demand remains strong

- Positive demand outlook

- Supply response lagging

- Projects being prioritised and modularised or delayed

- High relative prices

- Cash flow remains strong



US cps — Dividends

**Return surplus funds to shareholders**

bhpbilliton

# Capital management details

- Increase interim dividend by 3 US cents per share to 17.5 US cents per share

- Continue with progressive dividend policy

- Capital return of US$2 billion in share buy-backs
    - A$1.5 billion off-market buy-back in Limited commencing immediately
    - On-market buy-back for balance, most likely Plc

- Complete buy-back within 18 months

## No change to cash flow priorities

**bhpbilliton**

# Strategic drivers

"Our core purpose is to create long-term value through the discovery, development and conversion of natural resources, and the provision of innovative customer and market-focused solutions."



Growth Options
Project Pipeline
Financial Strength and Discipline
The BHP Billiton Way
(Value Added Processes)
World Class Assets
'Licence to Operate'
People



bhpbilliton

# Summary

- Record half year results

- Margins continue to expand

- WMC integration complete and savings ahead of forecast

- Execution and replenishment of project pipeline continues

- Interim dividend increased 30% to 17.5 US cents per share, consistent with outlook and higher earnings and cash flow

- Board approved US$2 billion capital management programme

- Outlook remains positive

**bhpbilliton**

# Appendix



# Cash flow

| Half year ended December (US$M) | 2005 | 2004 |
|---|---|---|
| Operating cash flow and JV dividends [1] | 6,257 | 4,263 |
| Net interest paid | (149) | (86) |
| Tax paid [2] | (1,800) | (980) |
| **Available cash flow** | **4,308** | **3,197** |
| Capital expenditure | (2,317) | (1,358) |
| Exploration expenditure | (348) | (199) |
| Purchases of fixed assets & investments | (505) | (14) |
| Proceeds from sale of fixed assets & investments | 256 | 112 |
| **Net cash flow before dividends and funding** | **1,394** | **1,738** |
| Dividends paid | (989) | (626) |
| **Net cash flow before funding** | **405** | **1,112** |

(1)  Operating cash flow includes dividends received from jointly controlled entities, which typically differs from our share of profits recognised from those entities.

(2)  Includes royalty related taxes paid.

**bhpbilliton**

# Outstanding assets
## Increasing margins and return on capital



(1) 2005 and H1 2006 are shown on the basis of Underlying EBIT. Refer to slide 41 for detail. Prior periods are calculated under UKGAAP.

bhpbilliton

# Outstanding assets
## EBIT margin[1] by Customer Sector Group



(1)    2005 and H1 2006 margins are calculated on the basis of Underlying EBIT.
Refer to slide 42 for detail. Prior periods are calculated under UKGAAP.

**bhpbilliton**

# EBIT[1] growth since July 2001



US$bn

(1)  FY2005 and H1 FY2006 data is calculated on the basis of Underlying EBIT.
     Prior periods are calculated under UKGAAP.

**bhpbilliton**

# Impact of major commodity price changes on underlying EBIT Half year ended Dec 05 vs half year ended Dec 04



Total price variance US$2,915 million

# Capital expenditure [1]

| US$ Billion | 2002 | 2003 | 2004 | 2005 | 2006F |
|---|---|---|---|---|---|
| Growth | 1.9 | 2.0 | 1.8 | 2.6 | 4.0 |
| Sustaining | 0.9 | 0.7 | 0.8 | 1.2 | 1.4 |
| Exploration [2] | 0.4 | 0.3 | 0.5 | 0.5 | 0.6 |
| **Total** | **3.2** | **3.0** | **3.1** | **4.3** [3] | **6.0** [3] |

(2) 2006 forecast is US$450m Petroleum and US$160m Minerals

(3) Does not include WMC acquisition



(1) Includes expenditure for jointly controlled entities.

**bhpbilliton**

# Asset disposals since July 2001

| Proceeds from sale of assets | (US$M) |
|---|---|
| H1 FY2006 | 193 |
| FY2005 | 1,035 |
| FY2004 | 277 |
| FY2003[1] | 2,472 |
| FY2002 | 845 |
| **Total proceeds** | **4,822** |

(1) Includes BHP Steel demerger and BHP Steel loans (net of cash disposed and costs)

**bhpbilliton**

# China

- Sales into China increasing but diversification remains
- Currently 16.2% of total company revenues, up from 12.6% in FY05



bhpbilliton

# Financial flexibility



Average borrowing cost = gross interest for period/average gross debt for period.
EBITDA interest cover based on net finance costs (including net finance costs of jointly controlled entities).
Data excludes exchange differences arising from debt and discounting of provisions and other liabilities.
2005 and H1 2006 calculated under IFRS - Underlying EBITDA and Underlying net debt inclusive of jointly controlled entities.   Prior periods calculated under UKGAAP.

# Growth projects delivered since July 2001


Ekati*/Panda
Typhoon, Mad Dog & Pipelines
Zamzama
Ohanet & ROD
Angostura
San Juan
Cerrejon*
PACE
BMA Phase 1
NWS T4
Antamina
Mozal II
Tintaya Oxide
Area C
Mt Arthur North
Escondida*
Hillside III
Dendrobium
Paranam
Accelerated Expansion & Rapid Growth
Bream Gas Pipeline & Minerva
Aluminium
Base Metals
Carbon Steel
Energy Coal
Diamonds
Petroleum

29 projects + 2 bolt on acquisitions
US$6.7 billion

US$279 million savings

* Cerrejon refers to increased ownership interest plus expansion program.
Ekati refers to increased ownership interest.
Escondida refers to Phase IV and Norte.



bhpbilliton

# Sanctioned development projects (US$8.85 bn)

| Minerals Projects | Commodity | Share of Approved Capex US$M | Initial Production Target Date | Production Capacity (100%) | Progress |
|---|---|---|---|---|---|
| Worsley development capital (Australia) – 86% | Alumina | 165 | Q1 CY06 | 250,000 tpa | On time and budget |
| Alumar Refinery Expansion (Brazil) – 36% | Alumina | 518 | Mid CY08 | 2 million tpa | On time and budget |
| Escondida Sulphide Leach (Chile) – 57.5% | Copper | 500 | H2 CY06 | 180,000 tpa copper cathode | On time and budget |
| Spence (Chile) – 100% | Copper | 990 | Q4 CY06 | 200,000 tpa copper cathode | On time and budget |
| Western Australia Iron Ore RGP 2 (Australia) – 85% | Iron Ore | 489 | H2 CY06 | Increase capacity by 8 million tpa | On time and budget |
| Western Australia Iron Ore RGP 3 (Australia) – 85% | Iron Ore | 1,300 | Q4 CY07 | Increase capacity by 20 million tpa | On time and budget |
| Samarco Third Pellet Plant (Brazil) – 50% | Iron Ore | 590 | H1 CY08 | 7.6 million tpa | On time and budget |

bhpbilliton

# Sanctioned development projects (US$8.85 bn) cont.

| Minerals Projects cont. | Commodity | Share of Approved Capex US$M | Initial Production Target Date | Production Capacity (100%) | Progress |
|---|---|---|---|---|---|
| Blackwater Coal preparation plant (Australia) – 50% | Met Coal | 100 [1] | Mid CY06 | New coal handling and processing facility to replace the three existing plants | Six months behind schedule. On revised budget [1] |
| BMA Phase 2 (Australia) – 50% | Met Coal | 88 | H2 CY06 | 2 million tpa clean coal | On time and budget |
| Ravensthorpe (Australia) – 100% | Nickel | 1,340 [2] | Q2 CY07 | Up to 50,000 tpa contained nickel in concentrate | On time. On revised budget [2] |
| Yabulu (Australia) – 100% | Nickel | 460 [3] | Q3 CY07 | 45,000 tpa nickel | On time. On revised budget [3] |

[1] Increased from original budget of US$90 million in August 2005.
[2] Increased from original budget of US$1,050m due to inflationary cost pressures and adverse foreign currency movements in September 2005.
[3] Increased from original budget of US$350m due to inflationary cost pressures and adverse foreign currency movements in September 2005.

bhpbilliton

# Sanctioned development projects (US$8.85 bn) cont.

| Petroleum Projects | Commodity | Share of Approved Capex US$M | Initial Production Target Date | Production Capacity (100%) | Progress |
|---|---|---|---|---|---|
| Atlantis South (US) – 44% | Oil/gas | 1,115 [1] | Under review [1] | 200,000 barrels per day and 180 million cubic feet gas per day | Schedule under review. On revised budget [1] |
| Zamzama Phase 2 (Pakistan) – 38.5% | Gas | 46 | Q3 CY07 | 150 million cubic feet gas per day per day | On time and budget |
| Neptune (US) – 35% | Oil/Gas | 300 | End CY07 | 50,000 barrels per day and 50 million cubic feet gas per day | On time and budget |
| Atlantis North (US) – 44% | Oil/Gas | 100 | End CY07 | Tie-back to Atlantis South | On time and budget |
| Stybarrow (Australia) – 50% | Oil/Gas | 300 | Q1 CY08 | 80,000 barrels per day | On time and budget |
| North West Shelf 5th Train (Australia) – 16.67% | LNG | 250 | Late CY08 | LNG processing capacity 4.2 million tpa | On time and budget |
| North West Shelf Angel (Australia) – 16.67% | Oil/Gas | 200 | End CY08 | 50,000 barrels and 800 million cubic feet gas per day per day | On time and budget |

(1)    Schedule under review following 2005 hurricane disruptions in the Gulf of Mexico (US). An additional US$121 million was approved in the December 2004 quarter to increase capacity by 50,000 barrels of oil per day (100%) and allow for inflationary cost pressures.

bhpbilliton

# Development projects in feasibility

| Minerals Projects (US$3.10 bn) | Commodity | Estimated Share of Capex* US$M | Forecast Initial Production* | Project Capacity (100%) |
|---|---|---|---|---|
| Douglas-Middleburg Optimisation – 84% | Energy Coal | <400 | H2 CY07 | Optimisation of existing reserve base |
| Koala Underground (Canada) – 80% | Diamonds | <200 | H1 CY08 | 3,000 tonnes per day ore processed |
| Worsley Efficiency and Growth (Australia) – 86% | Alumina | 700 | H2 CY08 | 800,000 tpa |
| Maruwai (Indonesia) – 100% | Met Coal | 405 | H1 CY09 | 5 million tpa clean coal |
| Western Australia Iron Ore RGP 4+ (Australia) – 85% | Iron Ore | 1,400 | H1 CY10 | Increase system capacity to 152 million tpa |

| Petroleum Projects (US$2.45 bn) | Commodity | Estimated Share of Capex* US$M | Forecast Initial Production* | Project Capacity (100%) |
|---|---|---|---|---|
| Pyrenees (Australia) – 71.43% WA-12-R and 40% WA-155-P | Oil/Gas | 650 | End CY08 | 100,000 barrels per day |
| Shenzi (US) – 44% | Oil/Gas | 1,800 | Mid CY09 | 100,000 barrels per day |

* Indicative only

**bhpbilliton**

# Development projects commissioned since July 2001

| Project | Our Share of Capex | | Initial Production Date | |
|---|---|---|---|---|
| | Budget US$M | Actual US$M | Budget | Actual |
| Antamina (Peru) – 33.75% | 775 | 752 | Q2 CY01 | Q2 CY01 |
| Typhoon (US) – 50% | 128 | 114 | Q3 CY01 | Q3 CY01 |
| Tintaya Oxide (Peru) – 99.9% | 138 | 120 | Q2 CY02 | Q2 CY02 |
| Escondida Phase IV (Chile) – 57.5% | 600 | 543 | Q3 CY02 | Q3 CY02 |
| San Juan Underground (US) – 100% | 146 | 143 | Q3 CY02 | Q3 CY02 |
| Bream Gas Pipeline (Australia) – 50% | 50 | 34 | Q2 CY03 | Q4 CY02 |
| Mozal 2 (Mozambique) – 47.1% | 405 | 311 | Q4 CY03 | Q2 CY03 |
| Zamzama (Pakistan) – 38.5% | 40 | 40 | Q3 CY03 | Q2 CY03 |
| Area C (Australia) – 85% | 181 | 171 | Q4 CY03 | Q3 CY03 |
| Mt Arthur North (Australia) – 100% | 411 | 380 | Q4 CY03 | Q4 CY03 |
| Hillside 3 (South Africa) – 100% | 449 | 411 | Q2 CY04 | Q4 CY03 |
| Ohanet (Algeria) – 45% | 464 | 464 | Q4 CY03 | Q4 CY03 |
| Cerrejon Zona Norte (Colombia) – 33.3% | 50 | 33 | Q1 CY04 | Q1 CY04 |
| Products & Capacity Expansion (Australia) – 85% | 299 | 266 | Q2 CY04 | Q1 CY04 |

bhpbilliton

# Development projects commissioned since July 2001

| Project | Our Share of Capex | | Initial Production Date | |
|---------|:---:|:---:|:---:|:---:|
| | Budget US$M | Actual US$M | Budget | Actual |
| WA Iron Ore accelerated expansion (Australia) – 85% | 83 | 80 | Q2 CY04 | Q2 CY04 |
| NWS Train 4 (Australia) – 16.7% | 247 | 252 | Mid CY04 | Mid CY04 |
| ROD (Algeria) – 36% | 192 | 192 | Q4 CY04 | Q4 CY04 |
| GoM Pipelines Infrastructure (US) – 22/25% | 132 | 132 | Q4 CY04 | Q4 CY04 |
| Western Australia Iron Ore RGP (Australia) – 85% | 95 | 101 | Q4 CY04 | Q4 CY04 |
| Mad Dog (US) – 23.9% | 368 | 370 | End CY04 | Jan 2005 |
| Minerva (Australia) – 90% | 150 | 157 | Q4 CY04 | Jan 2005 |
| Angostura (Trinidad) – 45% | 327 | 337 | End CY04 | Jan 2005 |
| Panda Underground (Canada) – 80% | 146 | 146 [1] | Early CY05 | April 2005 |
| Dendrobium (Australia) – 100% | 200 | 200 | Mid CY05 | April 2005 |
| BMA Phase 1 (Including Broadmeadow) (Australia) – 50% | 90 | 90 [1] | Mid CY05 | Mid CY05 |
| Escondida Norte (Chile) – 57.5% | 230 | 251 | Q4 CY05 | Oct 2005 |
| Paranam Refinery Expansion (Suriname) – 45% | 29 | 29 [1] | Q3 CY05 | Q4 CY05 |

(1) Actual costs subject to finalisation.

**bhpbilliton**

# Key net profit sensitivities

| Approximate impact (1) on FY06 net profit after tax of changes of: | (US$M) |
|---|---|
| US$1/t on iron ore price | 60 |
| US$1/bbl on oil price | 40 |
| US$1/t on metallurgical coal price | 20 |
| USc1/lb on aluminium price | 20 |
| USc1/lb on copper price | 20 |
| US$1/t on energy coal price | 20 |
| USc1/lb on nickel price | 2 |
| AUD (USc1/A$) Operations[2] | 60 |
| RAND (0.2 Rand/US$) Operations[2] | 35 |

(1) Assumes total volumes exposed to price.

(2) Impact based on average exchange rate for the period.

**bhpbilliton**

# Non IFRS and GAAP measures used within this presentation

EBITDA

EBITDA is earnings before interest and tax, from continuing operations (except 2001 which includes Steel), before depreciation, amortisation and impairments of Group companies and jointly controlled entities and associates, as detailed below. Underlying EBITDA is Underlying EBIT (refer below) before depreciation, impairments and amortisation. We believe that EBITDA provides useful information, but should not be considered an indication of or alternate to net profit as an indicator of operating performance or as an alternative to cashflow as a measure of liquidity.

| US$ million | FY2006(1) | FY2005 (1) | | FY2004 | | FY2003 | | FY2002 | | FY2001 |
|---|---|---|---|---|---|---|---|---|---|---|
| | H1 | H1 | H2 | H1 | H2 | H1 | H2 | H1 | H2 | FY |
| Underlying EBIT | 6,671 | 4,665 | 5,256 | 2,183 | 3,305 | 1,659 | 1,822 | 1,596 | 1,506 | 3,605 |
| Depreciation & Amortisation | 1,300 | 954 | 1,049 | 945 | 1,073 | 876 | 1,006 | 872 | 1,004 | 1,804 |
| Underlying EBITDA | 7,971 | 5,619 | 6,305 | 3,128 | 4,378 | 2,535 | 2,828 | 2,468 | 2,510 | 5,409 |

EBIT margin excluding third party product activities

Slides 4 and 25 refer to EBIT margins, excluding third party product activities, as detailed below. Underlying EBIT is earnings before net finance costs and tax, and jointly controlled entities' net finance costs and tax. We believe that this provides useful information but should not be considered an indication of or alternate to margins derived from net profit as an indicator of operating performance.

| US$ million | H1 FY 2006 (1) | FY2005 (1) | FY2004 | FY2003 | FY2002 |
|---|---|---|---|---|---|
| Turnover | 18,172 | 31,150 | 24,943 | 17,506 | 17,778 |
| Underlying EBIT | 6,671 | 9,921 | 5,488 | 3,481 | 3,188 |
| Underlying EBIT margin (%) | 36.7 | 31.8 | 22.0 | 19.9 | 17.9 |
| Turnover from third party product activities | 2,534 | 6,113 | 6,660 | 3,382 | 2,190 |
| Underlying EBIT from third party product activities | 111 | 114 | 33 | 51 | 28 |
| Turnover excluding third party product activities | 15,638 | 25,037 | 18,283 | 14,124 | 15,588 |
| Underlying EBIT excluding third party product activities | 6,560 | 9,807 | 5,455 | 3,430 | 3,160 |
| Underlying EBIT margin excluding third party product activities (%) | 41.9 | 39.2 | 29.8 | 24.3 | 20.3 |

(1) 2005 and H1 2006 data has been calculated on the basis of IFRS / Underlying EBIT and EBITDA. Prior periods have been calculated on the basis of UKGAAP.


bhpbilliton

# Non IFRS and GAAP measures used within this presentation

EBIT margin by Customer Sector Group excluding third party product activities

Slide 26 refers to Customer Sector Group EBIT margins, excluding third party product activities, as detailed below. Underlying EBIT is earnings before net finance costs and tax, and jointly controlled entities' net finance costs and tax. We believe that this provides useful information but should not be considered an indication of or alternate to margins derived from net profit as an indicator of operating performance.

| US$ million – H1 2006 (1) | Petroleum | Aluminium | Base Metals | CSM | DSP | Energy Coal | SSM |
|---|---|---|---|---|---|---|---|
| Turnover | 2,960 | 2,344 | 4,031 | 4,728 | 679 | 1,769 | 1,358 |
| Underlying EBIT | 1,436 | 406 | 1,893 | 2,275 | 261 | 205 | 374 |
| Underlying EBIT margin (%) | 48.5 | 17.3 | 47.0 | 48.1 | 38.4 | 11.6 | 27.5 |
| Turnover from third party product activities | 587 | 769 | 481 | 34 | - | 370 | 12 |
| EBIT from third party product activities | 6 | 46 | 9 | 1 | - | 49 | - |
| Turnover excluding third party product activities | 2,373 | 1,575 | 3,550 | 4,694 | 679 | 1,399 | 1,346 |
| Underlying EBIT excluding third party product activities | 1,430 | 360 | 1,884 | 2,274 | 261 | 156 | 374 |
| Underlying EBIT margin excluding third party product activities (%) | 60.3 | 22.9 | 53.1 | 48.4 | 38.4 | 11.2 | 27.8 |
| US$ million – FY2005 (1) | Petroleum | Aluminium | Base Metals | CSM | DSP | Energy Coal | SSM |
| Turnover | 5,970 | 4,651 | 5,043 | 7,597 | 1,509 | 3,387 | 2,274 |
| Underlying EBIT | 2,395 | 959 | 2,171 | 2,800 | 560 | 587 | 712 |
| Underlying EBIT margin (%) | 40.1 | 20.6 | 43.0 | 36.9 | 37.1 | 17.3 | 31.3 |
| Turnover from third party product activities | 2,013 | 1,265 | 670 | 238 | - | 700 | 9 |
| EBIT from third party product activities | 14 | 21 | (11) | 14 | - | 54 | - |
| Turnover excluding third party product activities | 3,957 | 3,386 | 4,373 | 7,359 | 1,509 | 2,687 | 2,265 |
| Underlying EBIT excluding third party product activities | 2,381 | 938 | 2,182 | 2,786 | 560 | 533 | 712 |
| Underlying EBIT margin excluding third party product activities (%) | 60.2 | 27.7 | 49.9 | 37.9 | 37.1 | 19.8 | 31.4 |
| US$ million – FY2004 | Petroleum | Aluminium | Base Metals | CSM | DSP | Energy Coal | SSM |
| Turnover | 5,558 | 4,432 | 3,422 | 4,857 | 1,710 | 2,569 | 1,749 |
| EBIT | 1,391 | 776 | 1,156 | 1,137 | 410 | 234 | 571 |
| EBIT margin (%) | 25.0 | 17.5 | 33.8 | 23.4 | 24.0 | 9.1 | 32.7 |
| Turnover from third party product activities | 2,286 | 1,823 | 335 | 102 | 829 | 554 | 47 |
| EBIT from third party product activities | (22) | 11 | (4) | (9) | 29 | 21 | 7 |
| Turnover excluding third party product activities | 3,272 | 2,609 | 3,087 | 4,755 | 881 | 2,015 | 1,702 |
| EBIT excluding third party product activities | 1,413 | 765 | 1,160 | 1,146 | 381 | 213 | 564 |
| EBIT margin excluding third party product activities (%) | 43.2 | 29.3 | 37.6 | 24.1 | 43.3 | 10.6 | 33.1 |

(1)    2005 and H1 2006 data has been calculated on the basis of IFRS / Underlying EBIT and EBITDA. Prior periods have been calculated on the basis of UKGAAP.

bhpbilliton

# Capital Management Programme

15 February 2006



# Disclaimer

## Important notice

This presentation does not constitute, or form part of, any offer or invitation to sell, or any solicitation of any offer to purchase any securities in any jurisdiction, nor shall it or the fact of its distribution be relied on in connection with any contract therefore. No indications of interest in the Buy-Back are sought by this presentation. Shareholders in the United States or who are, or who are acting on behalf of or for the account of a person who is in the United States, a US person (within the meaning of Regulation S under the United States Securities Act) or a resident of Canada will not be eligible to participate in the Buy-Back described in this presentation. ADRs and Restricted Employee Shares are also not eligible to be tendered into the Buy-Back. Buy-Back documents, including the booklet describing the terms of the Buy-Back and tender forms, are not to be distributed or sent into the United States or Canada.

## Forward-looking statements

Certain statements contained in this presentation, including statements regarding the implementation of our capital management programme and its effect on our business, may constitute "forward-looking statements" for the purposes of applicable securities laws. BHP Billiton Limited undertakes no obligation to revise the forward-looking statements included in this presentation to reflect any future events or circumstances. Our actual results, performance or achievements could differ materially from the results expressed in, or implied by, these forward-looking statements. Factors that could cause or contribute to such differences include the number of shares bought back pursuant to the invitation to participate in the Buy-Back, the Buy-Back Price and general trading and economic conditions affecting BHP Billiton.

**bhpbilliton**

# Off-market buy-back overview

| | |
|---|---|
| **Target size** | • A$1.5bn (c. US$1.1bn)<br>• Represents 1.9% of BHP Billiton Ltd issued share capital (1.2% of DLC)[1]<br>• Flexibility to vary size depending on shareholder demand and the Buy-Back Price |
| **Tender discount range** | • Shareholders may tender their shares at 7 specified discounts from 8% to 14% inclusive (at 1% intervals) to the Market Price or as a Final Price Tender<br>• Market Price will be calculated as the VWAP (excluding not "at-market" trades) over the 5 trading days up to and including the Buy-Back closing date (31 March 2006) |
| **Buy-Back Price** | • Buy-Back Price will be the largest discount that allows BHP Billiton to purchase the targeted amount of capital<br>• A$2.10 fixed cash capital component[2]<br>• Balance deemed a fully franked dividend for Australian tax purposes |

[1]  Assuming a Buy-Back of A$1.5bn and a Buy-Back Price of A$21.50 per share.
[2]  Shareholders (other than those taxed as companies) will be taken for Australian tax purposes, to have sold their shares for A$2.10 plus any excess of the Tax Value over the Buy-Back Price.

**bhpbilliton**

# Off-market buy-back overview (continued)

| | |
|---|---|
| **Timetable & tax implications** | • 3 week tender period opens 13 March 2006 and closes at 7pm, 31 March 2006<br><br>• Shares acquired on or before 16 February 2006 will generally comply with the 45-day rule (qualify for the benefit of dividend franking)<br><br>• Shareholders will be able to buy shares in BHP Billiton Ltd on or after the ex-date of Monday, 20 February 2006, on an ex-entitlement basis, without jeopardising their ability to claim franking credits on other shares held at risk for the required 45 days |
| **Tax Value adjustment** | • The Tax Value will be the 5-day VWAP of BHP Billiton Limited shares on the ASX up to and including 14 February 2006 and will be adjusted for the movement in the BHP Billiton Plc share price from the closing price on the London Stock Exchange on 14 February 2006 to the opening price on the London Stock Exchange on the closing date of the Buy-Back (31 March 2006) |
| **Dividend entitlement** | • Registered shareholders will be entitled to BHP Billiton's half year dividend regardless of whether they tender their shares into the Buy-Back |

bhpbilliton

# Tender rules

| | |
|---|---|
| **Eligibility** | • Shares acquired before the Buy-Back ex-date (Monday, 20 February 2006) will confer an entitlement to participate in the Buy-Back<br><br>• Ineligible shareholders - US and Canadian shareholders, other Excluded Foreign Persons<br><br>• ADRs and Restricted Employee Shares are not eligible to be tendered into the Buy-Back |
| **Acceptance** | • All successfully tendered shares will receive the same Buy-Back Price<br><br>• Shares tendered at or below the Buy-Back Price or as a Final Price Tender will be bought back, subject to any required scale back<br><br>• Shares tendered above the Buy-Back Price will not be bought back |
| **Scale Back** | • A priority allocation of up to 200 shares tendered at the Buy-Back Price will be bought back before any scale back applies<br><br>• Tenders will be scaled back if the total number of shares tendered at or below the Buy-Back Price is greater than the number of shares BHP Billiton Ltd wants to buy<br><br>• The scale back provisions apply so that successful participants who tender all their shares at or below the Buy-Back Price and/or as a Final Price Tender will not be left with 80 shares or less |
| **Minimum Price condition** | • Acceptance of Tenders can be made conditional on the Buy-Back Price being no less than one of the four specified Minimum Prices set out on the tender form |

bhpbilliton

# Key dates for off-market buy-back

| Event | Date (2006) |
|---|---|
| Cut-off date for franking credit entitlement under 45-day rule[1] | Thursday, 16 February |
| Ex-date for Buy-Back entitlement[2] | Monday, 20 February |
| Buy-Back Record Date | Friday, 24 February |
| Mail-out of Buy-Back booklet and tender forms completed by | Wednesday, 8 March |
| Buy-Back tender period opens | Monday, 13 March |
| Buy-Back tender period closes (7pm Melbourne time) | Friday, 31 March |
| Announcement of Buy-Back Price and any scale back | Monday, 3 April |
| Dispatch/crediting of Buy-Back proceeds to participating shareholders | Monday, 10 April |

1  Shares acquired after this date will not satisfy the 45-day rule, but some tax payers may be exempt. Shareholders should seek their own tax advice.
2  Assuming normal ASX trading ex-entitlement

bhpbilliton

# Worked Australian tax examples

| | Superfund | Australian resident individuals [1] | | | | |
|---|---|---|---|---|---|---|
| | | **$0-$6,000** | **$6,001-$21,600** | **$21,601-$63,000** | **$63,001-$95,000** | **$95,000+** |
| Income | | | | | | |
| Marginal tax rate | **15.00%** | **0.00%** | **16.50%** | **31.50%** | **43.50%** | **48.50%** |
| **Income tax consequences (dividend)** | | | | | | |
| Assumed Buy-Back Price [2] | $21.50 | $21.50 | $21.50 | $21.50 | $21.50 | $21.50 |
| Less: fixed cash capital component | ($2.10) | ($2.10) | ($2.10) | ($2.10) | ($2.10) | ($2.10) |
| Assumed fully franked dividend [3] | $19.40 | $19.40 | $19.40 | $19.40 | $19.40 | $19.40 |
| Add: gross up for franking credits | $8.31 | $8.31 | $8.31 | $8.31 | $8.31 | $8.31 |
| Assessable income | $27.71 | $27.71 | $27.71 | $27.71 | $27.71 | $27.71 |
| Tax on assessable income | ($4.16) | $0.00 | ($4.57) | ($8.73) | ($12.05) | ($13.44) |
| **After tax proceeds (dividend component) [4]** | $23.56 | $27.71 | $23.14 | $18.98 | $15.66 | $14.27 |
| | | | | | | |
| **CGT consequences (capital)** | | | | | | |
| Fixed cash capital component | $2.10 | $2.10 | $2.10 | $2.10 | $2.10 | $2.10 |
| Add: excess Tax Value over Buy-Back Price [5] | $3.50 | $3.50 | $3.50 | $3.50 | $3.50 | $3.50 |
| Less: Illustrative cost base | ($15.00) | ($15.00) | ($15.00) | ($15.00) | ($15.00) | ($15.00) |
| Nominal capital gain/(loss) on disposal | ($9.40) | ($9.40) | ($9.40) | ($9.40) | ($9.40) | ($9.40) |
| Discount capital gain/(loss) [6] | ($6.27) | ($4.70) | ($4.70) | ($4.70) | ($4.70) | ($4.70) |
| Tax impact of capital gain/loss [7] | $0.94 | $0.00 | $0.78 | $1.48 | $2.04 | $2.28 |
| **After tax proceeds (capital component) [6, 7]** | $3.04 | $2.10 | $2.88 | $3.58 | $4.14 | $4.38 |
| **Total after tax proceeds [6, 7]** | $26.60 | $29.81 | $26.02 | $22.56 | $19.80 | $18.65 |

Footnotes 1 – 7: See Appendix

## *Shareholders should seek their own financial advice*

bhpbilliton

# Appendix: Footnotes to worked Australian tax examples

(1) The marginal tax rate includes the Medicare Levy of 1.5%. The Medicare Levy will depend on an individual's own circumstances.

(2) The Buy-Back Price of A$21.50 is an example only based on an assumed Market Price of A$25.00 and a Buy-Back Discount of 14%. You should not rely on A$25.00 being the Market Price nor 14% being the Buy-Back Discount.

(3) This assumed fully franked dividend component (A$19.40) is calculated using an assumed Buy-Back Price (A$21.50) less the fixed cash capital component of A$2.10.

(4) This assumes the shareholder is fully entitled to the franking credits.

(5) This assumes, for illustrative purposes only, that the market value for tax purposes (the "Tax Value") of the shares is A$25.00. The actual Tax Value will be the 5-day VWAP of BHP Billiton Limited shares on the ASX up to and including 14 February 2006 and will be adjusted for the movement in the BHP Billiton Plc share price from the closing price on the London Stock Exchange on 14 February 2006 to the opening price on the London Stock Exchange on the closing date of the Buy-Back (31 March 2006).

(6) This assumes that the discount capital gain method is used, which adjusts the total capital gain by a discount factor (50% for individuals and $33^{1/3}$% for super funds).

(7) This assumes shareholders will be able to fully utilise capital losses to offset capital gains. The capital loss, which arises under the Buy-Back, may be different to any capital loss which may have arisen under an equivalent sale of shares on-market. This is because the capital proceeds under the Buy-Back are the aggregate of A$2.10 (the cash capital component) plus A$3.50 (the excess of the assumed Tax Value over the assumed Buy-Back Price).

**bhpbilliton**